Greenberg Traurig

February 24, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eiffel Technologies Limited. (the "Issuer")
File Number 82-34747

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Press release dated November 26, 2004; and

2. Press release dated November 26, 2004.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

Ross Kaufman

dlw 3/17

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Kaufman, Ross (Shld-NY-CP/Intl)

From: Bhavna Poddar [bhavnap@monsoon.net.au]
Sent: Thursday, November 25, 2004 9:30 PM
Subject: Eiffel AGM - Strong Start to New Financial Year

ASX Announcement

Strong Start to New Financial Year for Eiffel

Nov 26, 2004. A series of significant developments over the past month has positioned Eiff Technologies Limited (ASX: EIF) for a strong year, shareholders were told at today's Annual Gener Meeting in Sydney.

Managing Director of the drug re-engineering company, Christine Cussen, said that the rece developments demonstrated both the commercial potential of Eiffel's supercritical fluid (SCF) technolo and the company's ability to exploit that potential. She reminded shareholders that in the last two weel alone, the company has:

- Opened its new development facility in Sydney, which houses a pilot plant designed to address th engineering development and scale-up issues faced when transferring laboratory scale process to a commercial manufacturing environment
- Signed an agreement with a US-based specialty pharmaceutical company to develop an improv asthma treatment. Eiffel expects to receive $1 million from the deal over the next 18 months, wi the potential for a multi million dollar licensing and supply agreement at the conclusion of the initi development program and
- Signed a Material Transfer Agreement with one of the world's largest pharmaceutical companies evaluate Eiffel's drug re-engineering technology to improve the performance of two of th pharmaceutical company's drugs, one of which is already on the market. This latest developme was announced earlier today.

Looking ahead, Ms Cussen highlighted the priority objectives for the company for the next year as:

- Undertake research for the recently signed agreements
- Establishing further agreements with pharmaceutical partners
- Seeking partners for clinical evaluation of inhaled insulin and asthma
- Appointing a US based contract manufacturer in 2005
- Acquiring complementary products and re-engineering capability through M&A
- Continuing to drive costs down

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Super Critical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company collaborates with the owners of existing drugs and/or suppliers of drug delivery devices as well as conducting its own drug development to re-engineer drugs. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Eiffel's research program focuses on developing and improving drugs for the treatment of diabetes and asthma. The company currently has agreements with Oriel Therapeutics, Meridica and a US Specialty Pharmaceutical Company on inhaled insulin.

About Super Critical Fluid (SCF) Technologies

A SCF displays the solvent strength of a liquid, yet permeability similar to that of a gas. The powders produced using SCF technologies have very narrow particle size distributions and consistent surface properties, which are seldom achieved by conventional techniques.

Drug formulations produced by SCF processes may offer any or all of the following advantages:

- Superior control over particle size, which can be used to develop better products for inhalation.
- Improved onset of action for orally administered products where drug absorption into the bloodstream is limited by dissolution rate.
- Engineering of the physical form of the drug for incorporation into alternative dose forms (eg. oral, respiratory, injectables, and transdermals) in order to achieve superior clinical effectiveness or patient compliance.
- Improved shelf stability that may eliminate the requirement for refrigerated distribution chains and storage.

Kaufman, Ross (Shld-NY-CP/Intl)

From: Bhavna P [BhavnaP@monsoon.net.au]

Sent: Thursday, November 25, 2004 5:35 PM

Subject: Eiffel Working with Big Pharma

26 November 2004
ASX Announcement

Eiffel to Work With Big Pharma on Improving Two Drugs

- **Feasibility study with one of world's largest pharmaceutical companies**
- **To assess potential for Eiffel's re-engineering technology to improve performance of an on-market drug and one in development**

Eiffel Technologies Limited (ASX: EIF) announced today that it has signed a Material Transf Agreement with an undisclosed major international pharmaceutical company to evaluate th potential for Eiffel's drug re-engineering technology to improve the performance of two of th pharmaceutical company's drugs. The two drugs, one a product already on the market and the oth still in development, are both administered orally.

The feasibility study is designed to assess the application of Eiffel's proprietary Supercritical Flu (SCF) processing technology to modify the physical forms of two distinct active ingredients. R engineered compound will be tested for improved dissolution and stability characteristics. Eiffel w supply material to the pharmaceutical company, which can further evaluate the material for in vi performance

Eiffel Managing Director Christine Cussen said, "This is clearly a very exciting opportunity for Eiffel showcase our re-engineering technology to one of the world's largest pharmaceutical companies Working alongside one of the industry's heaviest hitters will position Eiffel well for simil collaborations in the future."

The project is expected to be completed in approximately six months.

ENDS

For further information on Eiffel, please contact: -

Ms Christine Cussen
Managing Director & Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 2 9805 0022
Mobile: 0407 532 756
Email: c.cussen@eiffeltechnologies.com.au

Tom Hartigan
Chairman
Eiffel Technologies Limited
Phone: +61 2 9460 2114
Mobile: 0416 293 886

About Eiffel Technologies

Eiffel is a Sydney-based drug re-engineering company which uses Super Critical Fluid technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. The company collaborates with the owners of existing drugs and/or suppliers of drug delivery devices as well as conducting its own drug development to re-engineer drugs. Because it is dealing with existing drugs, its re-engineered products have the potential to get to the market in less than half

the time and at a fraction of the cost of a totally new drug, and have proven and large markets. Eiffel's research program focuses on developing and improving drugs for the treatment of diabetes and asthma. The company currently has agreements with Oriel Therapeutics, Meridica and a US Specialty Pharmaceutical Company on inhaled insulin.

About Super Critical Fluid (SCF) Technologies

A SCF displays the solvent strength of a liquid, yet permeability similar to that of a gas. The powders produced using SCF technologies have very narrow particle size distributions and consistent surface properties, which are seldom achieved by conventional techniques.

Drug formulations produced by SCF processes may offer any or all of the following advantages:

- Superior control over particle size, which can be used to develop better products for inhalation.
- Improved onset of action for orally administered products where drug absorption into the bloodstream is limited by dissolution rate.
- Engineering of the physical form of the drug for incorporation into alternative dose forms (eg. oral, respiratory, injectables, and transdermals) in order to achieve superior clinical effectiveness or patient compliance.
- Improved shelf stability that may eliminate the requirement for refrigerated distribution chains and storage.